

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

January 7, 2010

Peter F. McAree
Senior Vice President and Chief Financial Officer
Caliper Life Sciences, Inc.
68 Elm Street
Hopkinton, MA 01748

> **Re:** **Caliper Life Sciences, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 13, 2009**
> **File No. 001-32976**

Dear Mr. McAree:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tim Buchmiller
Senior Attorney